
SingTel


06013741

8 May 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 2 May 2006 to 5 May 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary


SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH. D.C.
209
SECTION

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2006 15:44:47
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-280406-sgx.pdf Total size = **358K** (2048K size limit recommended)


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SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH, D.C.
209
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 March 2006 467,529,180 Net transfers* (2,436,334) At 28 April 2006 465,092,846 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
465,092,846 (as at 28 April 2006)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,239,270,770 (as at 28 April 2006)	Unquoted ordinary shares (including 9,066,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		67,873,787 (as at 28 April 2006)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 May 2006

Lim Li Ching
Assistant Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

G1/ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	129,684,956	27.88
2	NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	73,044,066	15.71
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	42,311,652	9.10
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	27,844,133	5.99
5	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	15,421,004	3.32
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	14,309,623	3.08
7	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	10,147,051	2.18
8	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	8,355,299	1.80
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	6,000,000	1.29
10	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	5,901,000	1.27
11	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	5,504,940	1.18
12	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	5,331,780	1.15
13	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,191,385	1.12
14	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	4,865,712	1.05
15	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,600,000	0.77
16	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	3,491,419	0.75
17	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,367,518	0.72
18	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	3,104,659	0.67
19	UBS NOMINEES PTY LTD LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	2,775,669	0.60
20	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> GPO BOX 5430 SYDNEY NSW	2,706,883	0.58
Total		372,958,749	80.21

From: Lim Li Ching
Sent: Wednesday, May 03, 2006 3:45 PM
To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com
SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, May 03, 2006 3:44:47 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00039
Submission Date & Time :: 03-May-2006 15:44:05
Broadcast Date & Time :: 03-May-2006 15:44:47
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 17:28:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 Holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Wednesday, May 03, 2006 3:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331804.pdf



331804.pdf (119 KB)

ASX confirms the release to the market of Doc ID: 331804 as follows:
Release Time: 03-May-2006 17:28:58
ASX Code: SGT
File Name: 331804.pdf
Your Announcement Title: Top 20 Holders


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 17:36:02

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Wednesday, May 03, 2006 3:36 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331806.pdf



331806.pdf (376 KB)

ASX confirms the release to the market of Doc ID: 331806 as follows:
Release Time: 03-May-2006 17:35:59
ASX Code: SGT
File Name: 331806.pdf
Your Announcement Title: Appendix 3B

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2006 12:35:49
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media Release - Optus surges past 550,000 broadband subscribers
Description	
Attachments:	NR-030506-ani.pdf Total size = **24K** (2048K size limit recommended)

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'yes'
OPTUS

Media Release
3 May 2006

Optus surges past 550,000 broadband subscribers

Optus has regained momentum and share in the broadband market adding 50,000 broadband customers this quarter – bringing the total number of broadband customers to over 550,000.

"Optus is challenging the market once again – our simple flat rate plans, faster download speeds and generous data allowances have proved popular with customers," Warren Hardy, Acting Managing Director, Optus Consumer said.

"We are looking forward to an even more promising quarter ahead with our recently introduced $19.95 per month broadband plan[1] and 30-day broadband trial offer.

"Optus has certainly turned up the heat in broadband and early indications show that the $19.95 price point has struck a chord with consumers," Mr Hardy said.

Unlike other broadband offers, the Optus Easy Start plan at $19.95 does not charge for excess usage. At $19.95 a month customers are enjoying streaming video, online gaming in real-time and live audio transfers – all without the frustrations of delays and excess charges.

Optus' innovative 30-day trial offer lets customers sample the features of broadband and pay no cancellation fee if they find broadband isn't for them[2].

Optus has also rolled out tailored broadband plans to its small and medium business customers. These plans are a clear demonstration of how Optus is committed to offering competitive monthly business rates, faster download speeds and fantastic value on data to SMBs.

"These are just some of the many initiatives Optus has put in place to drive broadband penetration in Australia. We have put forward a solid broadband offer for the masses and we will capture market share as a result," Mr Hardy said.

This achievement comes as Optus migrates customers to its $150 million broadband network which delivers two premium services: Optus DSL Direct (broadband services) and Optus Local Direct (home telephony services).

Optus is confident that its innovative plans offering clear value for money and the increased footprint will reinforce the company's position in broadband.

Optus will announce its fourth quarter results on 4 May 2006. These results will include broadband subscriber numbers of 546,000 as at 31 March, 2006.

Media contact:
Sheila Dhillon, Optus Corporate Affairs
Tel: +61 2 9342 9021

---

[1] The Optus Easy Start plan at $19.95 is available to customers who take either an Optus Home Phone and/or eligible Optus Mobile.
[2] Customers simply need to call Optus to request a waiver of the cancellation fee within 30 days of activation.

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Wednesday, May 03, 2006 12:36 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, May 03, 2006 12:35:49 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00024
Submission Date & Time :: 03-May-2006 12:34:58
Broadcast Date & Time :: 03-May-2006 12:35:49
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 14:40:12

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus surges past 550000 broadband subscribers

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Wednesday, May 03, 2006 12:40 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	331708.pdf

331708.pdf (24 KB)

ASX confirms the release to the market of Doc ID: 331708 as follows:
Release Time: 03-May-2006 14:40:07
ASX Code: SGT
File Name: 331708.pdf
Your Announcement Title: Optus surges past 550,000 broadband subscribers

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-May-2006 07:25:59
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel's regional mobile subscriber base crosses 85-million mark
Description	
Attachments:	NR03May06.pdf Total size = **100K** (2048K size limit recommended)

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News Release

SingTel's regional mobile subscriber base crosses 85-million mark

Year-on-year growth of 31 per cent

Singapore, 3 May 2006 -- Singapore Telecommunications Limited (SingTel) today announced that the aggregate number of its mobile subscribers in the region has exceeded 85 million.

As at 31 March 2006, SingTel and its associates had 85 million customers, a 31 per cent increase from a year ago. This is the largest mobile customer base in Asia outside of China.

On a proportionate basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 28 per cent from a year ago to more than 33 million.

The strongest growth came from SingTel's two Asian mobile associates, Bharti and Telkomsel. On a year-on-year basis, Bharti posted record subscriber growth of 78 per cent while Telkomsel saw a 51 per cent jump in mobile subscribers.

In the quarter, SingTel Optus acquired 189,000 customers, expanding its mobile customer base to 6.49 million. This was almost a 10 per cent increase year-on-year. The growth was achieved despite continued fierce competition in the Australian mobile market.

In Singapore, SingTel continued to lead the mobile market. As at 31 March 2006, its mobile subscriber base increased to 1.66 million, of which approximately 130,000 were 3G subscribers. The take up of 3G services has accelerated due to positive response to SingTel's revised 3G price plans and the increasing appeal and affordability of new 3G handset models.

More details of the market and financial performance of the seven mobile operations will be available when SingTel announces its results for the quarter and the full year ended 31 March 2006 on 4 May 2006.

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Mar 06	Dec 05	Mar 05	Mar 06	Dec 05	Mar 05
Optus	6.49	6.30	5.92	6.49	6.30	5.92
SingTel	1.66	1.62	1.57	1.66	1.62	1.57
SingTel's regional associates	76.86	69.87	57.32	24.98	22.66	18.44
Total	**85.00**	**77.79**	**64.81**	**33.13**	**30.58**	**25.93**



About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.42 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 30.51 per cent effective interest in Bharti Tele-Ventures, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.61 per cent stake in the company. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$12.62 billion (US$7.65 billion) and net profit after tax of S$3.27 billion (US$1.98 billion) for the year ended 31 March 2005. For the year, AIS, Bharti, Globe and Telkomsel contributed S$1.19 billion in pre-tax earnings (excluding exceptional items) to the Group. The four associates also contributed S$303 million in dividends for the year. More information can be found @ www.singtel.com.

Media contacts:

Singapore:
Andrienne Tho
Phone: +65 6838 4934
Mobile: +65 9678 3697
Email: andrienne@singtel.com

Australia:
Melissa Favero
Phone: +612 9342 5030
Email: melissa.favero@optus.com.au

From: Lim Li Ching
Sent: Wednesday, May 03, 2006 7:26 AM
To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, May 03, 2006 7:25:59 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00003
Submission Date & Time :: 03-May-2006 07:24:54
Broadcast Date & Time :: 03-May-2006 07:25:59
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 09:35:42

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTels regional mobile subscriber base crosses 85 million

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Wednesday, May 03, 2006 7:36 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331506.pdf



331506.pdf (100 KB)

ASX confirms the release to the market of Doc ID: 331506 as follows:
Release Time: 03-May-2006 09:35:39
ASX Code: SGT
File Name: 331506.pdf
Your Announcement Title: ingTels regional mobile subscriber base crosses 85 million
)

)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-May-2006 08:01:43
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media/ASX Announcement - Optus, Soul and B Digital expand and extend relationship
Description	
Attachments:	MR-020506.pdf Total size = **44K** (2048K size limit recommended)

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'yes'
OPTUS

B

SOUL

2 May 2006

MEDIA / ASX ANNOUCEMENT

OPTUS SOUL AND B DIGITAL EXPAND AND EXTEND RELATIONSHIP

Optus, Soul and B Digital announced today they had signed an agreement incorporating mobile services data transmission services and access to Optus' Unbundled Local Loop (ULL) network.

Firstly, the highlight of the agreement is an extension of the current mobile service provider agreement for a further three year period to the value of $100 million per annum.

B Digital is currently a mobile telephony service provider offering various mobile products and services utilising the Optus mobile network.

Soul and B Digital have extended their existing wholesale agreements with Optus to include broadband services via Optus' ULL network and other services such as data and broadlink transmission services. This will enable Soul to supplement its existing extensive regional access network with Optus network capability.

Mr Rob Millner, Chairman of Soul, said these agreements were further examples of industry participants electing to partner to utilise existing infrastructure rather than duplicate networks.

"Soul is a committed regional infrastructure provider. We believe this alliance with Optus will enable us to continue to invest in regional telecommunications and multi-media services in Australia whilst still having a capital city capability through the Optus alliance. We also retain the flexibility to invest in capital cities where it is prudent to do so."

This agreement highlights Soul's commitment to alliances which encourage the use of alternative, competitive infrastructure to the incumbent by utilising existing infrastructure and supporting investment in areas where competitive infrastructure does not exist.

Mr David Katz, Acting Managing Director of Optus Wholesale said: "Optus is a full service wholesale telecommunications provider – and we have enjoyed a long association with B Digital and the Soul Group of Companies. We are committed to competition and the investment in infrastructure to increase broadband in Australia and alliances such as these are an important building block."

Mr David Fairfull, Chairman of B Digital, said: "An extension of our mobile arrangements with Optus provides us with the security of a long-term partner with network ownership. At the same time these agreements enable B Digital to utilise Soul's network infrastructure. This will improve margins and product diversity for B Digital."

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, May 02, 2006 8:02 AM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, May 02, 2006 8:01:43 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00018
Submission Date & Time :: 02-May-2006 08:01:05
Broadcast Date & Time :: 02-May-2006 08:01:43
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 10:13:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

M. Release: Optus/Soul &B Digital expand&extend relationship

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 02, 2006 8:14 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	331118.pdf



331118.pdf (44 KB)

ASX confirms the release to the market of Doc ID: 331118 as follows:
Release Time: 02-May-2006 10:13:51
ASX Code: SGT
File Name: 331118.pdf
Your Announcement Title: Media release on Optus, Soul and B Digital expand and exten


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 14:38:36

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SOT:Optus Soul & B Digital Expand/Extend Relationship

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 10:11:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

BBB: Optus / Soul & B Digital expand&extend relationship

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.